CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CPI INTERNATIONAL, INC. PURSUANT TO
17 CFR 200.83, AND ACCORDINGLY, THIS LETTER OMITS CONFIDENTIAL INFORMATION
INCLUDED IN THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE SECURITIES AND
EXCHANGE COMMISSION IN PAPER FORMAT. ASTERISKS BELOW DENOTE OMISSIONS OF
INFORMATION.

                             CPI INTERNATIONAL, INC.
                                 811 HANSEN WAY
                        PALO ALTO, CALIFORNIA 94303-1110

                                 March 21, 2006

VIA OVERNIGHT COURIER

Michele M. Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

           Re:   CPI INTERNATIONAL, INC.
                 AMENDMENT NO. 2 TO FORM S-1 FILED MARCH 2, 2006
                 FILE NO. 333-130662
                 -------------------------------------------------

Dear Ms. Anderson:

      We are writing in response to your letter to CPI International, Inc. (the
"COMPANY" or "WE") dated March 10, 2006. We have considered the additional comments of the Staff (the "STAFF") of the Securities and Exchange Commission
relating to Amendment No. 2 to our Registration Statement on Form S-1 (File No.
333-130662)(the "REGISTRATION STATEMENT"), filed on March 2, 2006, and have set forth below our responses to each of those comments. Concurrently with this letter, we are filing Amendment No. 3 to the Registration Statement (the "THIRD
AMENDMENT"), reflecting changes arising out of your comments. The Third
Amendment also reflects changes arising out of your comment letter dated March
3, 2006, which changes were previously described to the Staff in our response letter dated March 9, 2006. Comment numbering used for each response below corresponds to the comment numbering used in the Staff's March 10, 2006 letter.

      Please note that concurrent with the submission of this response letter, we are submitting a request under separate cover for the confidential and nonpublic treatment of certain portions of this response letter under the rules of the Securities and Exchange Commission. Accordingly, we are filing a redacted copy of this letter via EDGAR.

                                      *****

Michele M. Anderson, Esq.
March 21, 2006

PROSPECTUS SUMMARY, PAGE 1

1.    WE NOTE THAT, IN RESPONSE TO PRIOR COMMENT 2, YOU MOVED THE SUBSECTION
      ENTITLED "RISK FACTORS" SO THAT IT IMMEDIATELY FOLLOWS THE "MARKET TRENDS"
      SUBSECTION. IF YOU ELECT TO RETAIN THE INFORMATION APPEARING UNDER "RISK
      FACTORS" IN THE CURRENT LOCATION, THEN PLEASE REVISE THE LAST BULLET POINT
      UNDER "OUR COMPETITIVE STRENGTHS" TO BALANCE THE PRESENTATION OF THE
      FINANCIAL DATA WITH DISCLOSURE THAT YOU HAVE A HISTORY OF NET LOSSES FOR
      THE PAST FIVE YEARS WITH THE EXCEPTION OF FISCAL YEARS 2003 AND 2005.
      FURTHERMORE, YOU SHOULD REVISE THE INFORMATION APPEARING IN THE RELOCATED
      "RISK FACTORS" SUBSECTION TO CLARIFY WHO IS CYPRESS.

            We have complied with the Staff's comment and have:

            o   revised the last bullet point under "Our Competitive Strengths"
                to include disclosure that we have a history of net losses for the past five years with the exception of fiscal years 2003 and
                2005; please see page 2 of the prospectus; and

            o   revised the information in the "Risk Factors" subsection to clarify who Cypress is; please see page 2 of the prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS, PAGE 32

2.    WE NOTE YOUR RESPONSE TO COMMENT 9 AND THE DISCLOSURE PROVIDED ON PAGES
      36-37. WE CONTINUE TO BELIEVE IT IS INAPPROPRIATE FOR YOU TO COMPARE IN
      MD&A NON-GAAP INFORMATION TO YOUR HISTORIC RESULTS OF OPERATIONS. REMOVE
      THE COMBINED INFORMATION AND RELATED DISCLOSURES FROM MD&A. YOU SHOULD
      DISCUSS YOUR RESULTS OF OPERATIONS IN ITS HISTORIC CONTEXT, I.E., WHEN
      DISCUSSING THE CHANGES IN YOUR INCOME STATEMENT LINE-ITEMS, YOU SHOULD
      DESCRIBE THE IMPACT OF THE ACQUISITION INCLUDING THE IMPACT OF THE CHANGE
      IN COST BASIS AND THE IMPACT OF COMPARING A 36-WEEK PERIOD TO A FULL YEAR.

      We have complied with the Staff's comment. Please see pages 35-45 of the prospectus.

RESULTS OF OPERATIONS, PAGE 35

3.    REVISE TO PROVIDE AN ANALYSIS OF HOW THE SAN CARLOS MOVE WILL CONTINUE TO
      IMPACT YOUR RESULTS OF OPERATIONS, INCLUDING THE EXPECTED REDUCTION IN
      SALES AND PRODUCTION INEFFICIENCIES MENTIONED IN THE NEW RISK FACTOR ON
      PAGE 14.

      We have complied with the Staff's comment. Please see pages 37-38 of the prospectus.

Michele M. Anderson, Esq.
March 21, 2006

4.    BRIEFLY INDICATE HOW YOU DETERMINED THE AMOUNT OF THE SPECIAL BONUS
      PAYABLE TO EMPLOYEES AND DIRECTORS IN THE FIRST QUARTER OF FISCAL YEAR
      2006, AND CLARIFY WHETHER THE BONUS WAS DETERMINED IN ACCORDANCE WITH THE
      PARAMETERS OF THE 2006 EQUITY AND PERFORMANCE INCENTIVE PLAN AS SUMMARIZED
      ON PAGES 82-83.

      We have complied with the Staff's comment. Please see page 38 of the prospectus.

EBITDA, PAGE 38

5.    WE NOTE YOUR REVISIONS IN RESPONSE TO PRIOR COMMENT 10. REVISE THE
      DISCUSSION OF EBITDA FOR PURPOSES OF CALCULATING MANAGEMENT BONUSES TO
      PROVIDE FURTHER CLARIFICATION AS TO HOW BONUSES ARE BASED ON EBITDA.
      PLEASE REVISE TO PROVIDE SUFFICIENT, BUT NOT OVERWHELMING, DETAIL SO THAT
      THE DISCUSSION WILL BE CLEAR FROM ITS CONTEXT. ALSO REVISE TO CLARIFY
      WHETHER THE BONUSES WERE PAID IN CASH OR SOME OTHER FORM OF CONSIDERATION.
      FURTHER, STATE CLEARLY WHETHER OR NOT THE BONUSES ARE PAID REGARDLESS OF
      WHETHER OR NOT THE COMPANY IS PROFITABLE AS MEASURED BY NET INCOME.

      We have complied with the Staff's comment. Please see pages 43 and 45-46 of the prospectus.

FINANCIAL STATEMENTS

6.    TELL US WHY THE AMOUNTS OF TOTAL SALES BY DIVISION, PROVIDED TO US IN YOUR
      LETTER DATED MARCH 2, 2006, DO NOT AGREE WITH THE TOTAL VED SALES REPORTED
      IN NOTE 15 OF YOUR FINANCIAL STATEMENTS. IF THE SUPPLEMENTAL INFORMATION
      INCLUDES INTERCOMPANY SALES, PLEASE PROVIDE US THE DATA FOR SALES TO
      OUTSIDE CUSTOMERS BY DIVISION, AND IF NECESSARY, RECOMPUTE THE EBITDA AND
      GROSS MARGIN PERCENTAGES.

                                      [**]*

7.    WE NOTE IN MD&A THAT YOU DISCUSS SALES BY MARKET. TELL US WHY YOU DO NOT
      DISCLOSE SEGMENT INFORMATION BY MARKET. ALSO, USING THE MARKETS IDENTIFIED
      IN MD&A, PLEASE PROVIDE US A BREAKDOWN OF 2005 SALES BY MARKET FOR EACH OF
      THE OPERATING SEGMENTS AGGREGATED WITHIN THE VED REPORTABLE SEGMENT.

                                      [**]*

8.    WE HAVE CONSIDERED THE INFORMATION PROVIDED TO US IN YOUR LETTER DATED
      MARCH 2, 2006, IN RESPONSE TO COMMENTS 13-15, ALONG WITH YOUR PRIOR
      CORRESPONDENCE AND INFORMATION INCLUDED IN YOUR FILED DOCUMENT. AS
      EXPLAINED MORE FULLY

______________________

      * Confidential Treatment Requested

      * Confidential Treatment Requested

Michele M. Anderson, Esq.
March 21, 2006

      BELOW, IT IS OUR VIEW THAT YOUR AGGREGATION OF THE OPERATING SEGMENTS
      WITHIN THE VED REPORTABLE SEGMENT DOES NOT COMPLY WITH THE GUIDANCE IN
      SFAS NO. 131.

      YOU ARE PERMITTED TO AGGREGATE TWO OR MORE OPERATING SEGMENTS INTO A
      SINGLE OPERATING SEGMENT IF THE SEGMENTS ARE SIMILAR IN EACH OF THE AREAS
      SET OUT IN SFAS NO. 131, PARAGRAPH 17 A. TO E., AND IF (A) AGGREGATION IS
      CONSISTENT WITH THE OBJECTIVE AND BASIC PRINCIPLES OF STATEMENT 131 AND
      (B) THE SEGMENTS HAVE SIMILAR ECONOMIC CHARACTERISTICS. NOTE THAT
      AGGREGATION IS ONLY ALLOWED IF THE OPERATING SEGMENTS MEET ALL OF THE
      AGGREGATION CRITERIA. ALSO, NOTE THAT THE OBJECTIVE OF STATEMENT 131 IS TO
      PROVIDE INFORMATION ABOUT THE DIFFERENT TYPES OF BUSINESS ACTIVITIES IN
      WHICH AN ENTERPRISE ENGAGES AND THE DIFFERENT ECONOMIC ENVIRONMENTS IN
      WHICH IT OPERATES IN ORDER TO HELP USERS OF FINANCIAL STATEMENTS BETTER
      UNDERSTAND THE ENTERPRISE'S PERFORMANCE, BETTER ASSESS ITS PROSPECTS FOR
      FUTURE NET CASH FLOWS, AND MAKE MORE INFORMED JUDGMENTS ABOUT THE
      ENTERPRISE AS A WHOLE.

      WE BELIEVE AGGREGATION IS A HIGH HURDLE AND IS APPROPRIATE ONLY IN
      SITUATIONS WHERE, AS STATED BY THE FASB IN THE BASIS FOR CONCLUSIONS TO
      SFAS 131, "SEPARATE REPORTING OF SEGMENT INFORMATION WILL NOT ADD
      SIGNIFICANTLY TO AN INVESTOR'S UNDERSTANDING OF AN ENTERPRISE [BECAUSE]
      ITS OPERATING SEGMENTS HAVE CHARACTERISTICS SO SIMILAR THAT THEY CAN BE
      EXPECTED TO HAVE ESSENTIALLY THE SAME FUTURE PROSPECTS." WE HAVE THE
      FOLLOWING OBSERVATIONS CONCERNING YOUR AGGREGATION OF THE OPERATING
      SEGMENTS WITHIN THE VED REPORTABLE SEGMENT:

            o   MANAGEMENT'S EXPECTATION OF AN IMPROVEMENT IN A SEGMENT'S
                OPERATING PERFORMANCE IS NOT A SUFFICIENT JUSTIFICATION FOR
                AGGREGATING IT WITH OTHER BETTER PERFORMING OPERATING SEGMENTS.
                REFER TO PARAGRAPH 74 OF SFAS 131. FURTHER, WE CONSIDER
                IMPROVEMENT IN THE PERFORMANCE OF A HISTORICALLY POORER
                PERFORMING OPERATING SEGMENT TO BE VALUABLE INFORMATION THAT MAY
                BE LOST TO INVESTORS IF IT IS AGGREGATED WITH OTHER SEGMENTS.

            o   WE OBSERVE THAT HISTORICALLY A SINGLE DIVISION HAS BEEN THE
                SOURCE OF A MAJORITY OF THE GROWTH IN VED SEGMENT SALES AND
                GROSS PROFITS. THIS APPEARS TO BE VALUABLE INFORMATION THAT
                WOULD BE LOST TO INVESTORS IF THIS SEGMENT IS AGGREGATED WITH
                OTHER SEGMENTS THAT HISTORICALLY HAVE EXPERIENCED LITTLE OR NO
                GROWTH.

            o   ON PAGE 9 OF YOUR LETTER YOU STATE THAT IN ADDITION TO VED
                PRODUCTS, CERTAIN OF YOUR DIVISIONS ALSO PRODUCE SUBSYSTEMS THAT
                GENERALLY CONSIST OF A VED TOGETHER WITH THE POWER, CONTROL AND
                COOLING CIRCUITS FOR THE VED.

            o   ON PAGE 10 OF YOUR LETTER YOU INDICATE THAT EACH OF YOU
                DIVISIONS HAVE DIFFERENT PRODUCTS.

Michele M. Anderson, Esq.
March 21, 2006

            o   WE CONTINUE TO BELIEVE THERE ARE SIGNIFICANT DIFFERENCE BETWEEN
                ECONCO AND THE OTHER SEGMENTS AGGREGATED WITHIN THE VED
                REPORTABLE SEGMENT. THIS INCLUDES DIFFERENCES IN CUSTOMERS,
                PRODUCTS AND SERVICES, PRODUCTION PROCESSES, METHODS OF
                DISTRIBUTION, AND REGULATORY ENVIRONMENT.

            o   WE NOTE IN THE FIRST PARAGRAPH ON PAGE 11 THAT A CERTAIN
                DIVISION SELLS COMPONENTS THAT ARE THE "EQUIVALENT TO A COMMON
                HOUSEHOLD BULB AND ITS SOCKET." THE NATURE OF THESE PRODUCTS,
                ITS PRODUCTION PROCESSES, MARKETS, AND THE ECONOMICS OF THIS
                BUSINESS SEEMS SIGNIFICANTLY DIFFERENT THAN WHAT IS EXPERIENCED
                BY YOUR DIVISIONS MANUFACTURING TECHNICALLY MORE COMPLEX
                PRODUCTS.

            o   IF YOUR COMMUNICATIONS & MEDICAL PRODUCTS DIVISION PRIMARILY
                SELLS ITS PRODUCTS IN THE COMMUNICATIONS AND MEDICAL RELATED
                MARKETS THEN IT SEEMS THIS WOULD CREATE SIGNIFICANT DIFFERENCES
                WITH THOSE DIVISIONS PRIMARILY SELLING IN THE RADAR AND
                ELECTRONIC WARFARE MARKETS.

      GIVEN THE DISPARITY OF THE OPERATING SEGMENTS' HISTORICAL GROSS MARGINS
      AND THE DIFFERENCES IN THEIR OPERATIONS AND PROSPECTS, WE BELIEVE SEPARATE
      REPORTING OF SEGMENT INFORMATION WOULD MATERIALLY ENHANCE AN INVESTOR'S
      UNDERSTANDING OF THE COMPANY'S PERFORMANCE, PROSPECTS FOR FUTURE NET CASH
      FLOWS, AND ASSIST THEM IN MAKING INFORMED JUDGMENTS ABOUT THE COMPANY AS A
      WHOLE. WE REQUEST THAT MANAGEMENT REASSESS THE AGGREGATION OF THE
      OPERATING SEGMENTS WITHIN THE VED REPORTABLE SEGMENT. WHEN RESPONDING TO
      THIS COMMENT YOU SHOULD EXPLAIN TO US HOW YOUR REVISED SEGMENT DISCLOSURES
      FULLY COMPLY WITH SFAS NO. 131.

                                     [**]*

9.    WE ARE IN THE PROCESS OF REVIEWING THE INFORMATION THAT YOU HAVE PROVIDED
      TO US IN YOUR LETTER DATED MARCH 9, 2006. WE MAY HAVE ADDITIONAL COMMENTS
      AFTER WE COMPLETE OUR REVIEW.

      We understand, based on feedback that we received from Mr. Andrew Mew on
March 20, 2006, that the Staff has no further comments to our letter dated March
9, 2006.

                                    * * * * *

______________________

      * Confidential Treatment Requested

Michele M. Anderson, Esq.
March 21, 2006

      If you have any questions concerning the foregoing, please contact the undersigned at (650) 846-3096 or Rick Wirthlin of Irell & Manella LLP, our
counsel, at (310) 203-7586.

                                   Sincerely,

                                   By: /s/ Joel A. Littman
                                       ----------------------------------------
                                       Joel A. Littman, Chief Financial Officer

cc:
Securities and Exchange Commission:
         Mr. Robert S. Littlepage, Jr.
         Mr. Andrew Mew
CPI International, Inc.:
         Mr. O. Joe Caldarelli, Chief Executive Officer
KPMG LLP:
         Mr. Kevin Reagan
Irell & Manella LLP:
         Mr. Rick Wirthlin
         Ms. Sylvianne Pizarro